SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

Commission File Number 1-14858

CGI Group Inc.

(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosures: Press Release dated June 15, 2005.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

P R E S S   R E L E A S E

FOR IMMEDIATE RELEASE

NRDG0553

Desjardins Group and CGI create strategic alliance to offer

Canadian credit unions technology solutions and services

Montréal, Québec, June 15, 2005 – Canadian credit unions will have access to an all-inclusive portfolio of technology solutions, financial products and services thus providing the industry with a wider range of options. This offering is being provided through a strategic alliance between Desjardins Group, the largest integrated cooperative financial group in Canada, and CGI Group Inc. (TSX: GIB.SV.A; NYSE: GIB), one of the largest independent information technology firms in the world. Canada’s network of cooperative financial institutions represents more than 10 million members and over $167 billion in assets.

In welcoming the announcement, Alban D’Amours, president and CEO of Desjardins Group, stated: “This alliance is perfectly aligned to our development strategy for the Canadian market. Moreover, it allows us to concretely contribute to strengthening the country’s network of cooperative financial institutions while helping to position this network as an alternative to banks.”

In April 2005, Desjardins announced a service agreement with L’Alliance des caisses populaires de l’Ontario, through which Northern Ontario’s 13 caisses committed to the implementation of Desjardins' IT solution. In addition, Desjardins Credit Union, an Ontario financial cooperative, also selected the Desjardins information system to accelerate its development. “It is through partnerships such as these, which are respectful of the needs of the organizations, that we have created a foothold outside Québec and can continue to build upon our presence moving forward,” added Mr. D’Amours.

According to Serge Godin, chairman and CEO of CGI, “Through many years of serving the cooperative industry, CGI has gained extensive knowledge of the unique needs of over 200 credit unions and their members across Canada. We are very pleased about being able to bring our clients a wider range of state-of-the-art, IT solutions giving them new options to further enable them to broaden their offering. We are dedicated to helping our credit union clients win and grow and look forward to continued collaboration.”

About Desjardins Group

Desjardins Group is the largest integrated cooperative financial group in Canada, with overall assets of more than $106 billion. It comprises a network of caisses, credit unions and Corporate Financial Centres in Québec and Ontario, and some twenty subsidiary companies in life and general insurance, securities brokerage, venture capital and asset management, many of which are active across the country. Drawing on the expertise of its 39,000 employees and the commitment of 7,660 elected officers, Desjardins offers its 5.5 million individual and corporate members and clients a full range of financial products and services. Its physical distribution network is complemented by leading-edge virtual access methods. Website: www.desjardins.com.

About CGI

Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in India and Canada. CGI’s annualized revenue run rate is currently CDN$3.8 billion (US$3.0 billion) and at March 31, 2005, CGI’s order backlog was CDN$12.9 billion (US$10 billion). CGI’s shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.’s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.’s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information :

Desjardins Group

André Chapleau

Director information and media relations,

(514) 281-7229, 1 866 866-7000, ext. 7229

medias@desjardins.com

CGI

Investor relations

Jane Watson, vice-president, investor relations, (416) 945-3616

Ronald White, director, investor relations, (514) 841-3230

Media relations

Eileen Murphy, director, media relations, (514) 841-3430

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.

(Registrant)

Date: June 15, 2005	By /s/ Paule Doré

Name: Paule Doré
Title:   Executive Vice-President
            and Chief Corporate Officer
            and Secretary